Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 28, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AB Fixed-Income Shares, Inc.

--AB Government Money Market Portfolio

Post-Effective Amendment No. 46

File Nos. 33-34001 and 811-06068

Dear Mr. Gregory:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on June 26, 2017, on Form N-1A for AB Government Money Market Portfolio (the “Fund”), a series of AB Fixed-Income Shares, Inc. (the “Registrant”), as provided orally to Anna C. Weigand of this office on August 4, 2017.

The Staff’s comments and Registrant’s responses thereto are discussed below.

As discussed, our responses to Staff comments made to the Fund’s Prospectus and Statement of Additional Information (“SAI”) for Class B shares will be implemented for the Fund’s other classes of shares to the extent applicable. Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Fund’s Prospectus and SAI.

GENERAL

Comment 1:	Please add the Class B ticker symbol to the Fund’s prospectus and SAI.

Response:	The Registrant will update the prospectus and the SAI as requested once Class B shares are offered for sale.

Comment 2:	Please complete missing information for the Fund in a post-effective amendment to the Fund’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933 Act (“Rule 485(b)”).

Response:	The Registrant will update missing information in a post-effective amendment to its registration statement to be filed under Rule 485(b).

Prospectus

Summary Information

Comment 3:	Please file a completed fee table and examples via EDGAR correspondence prior to the post-effective amendment to the Fund’s registration statement under Rule 485(b) in time for the Staff to review those items.

Response:	The requested items were filed via EDGAR correspondence on August 16, 2017.

Comment 4:	Please explain supplementally why it is appropriate to include footnote (c) to the Fee Table given that the Registrant is adding a new class, and not a new series. For instance, is there a component of “Total Other Expenses” that is different for this new class? If not, please delete the footnote as such expenses should not need to be estimated.

Response:	Once they are offered, Class B shares will be subject to certain operating expenses, such as transfer agency fees, that differ from the expenses of the existing classes of the Fund. The Registrant believes that including an estimated amount of these Class B expenses is appropriate and consistent with the requirements of Item 3 of Form N-1A, and, therefore, the Prospectus has not been revised in response to this comment.

Comment 5:	Pursuant to Instruction 4(f) of Item 3 of Form N-1A, please include a separate example for the 1-, 3-, 5- and 10-year period portions of the Example assuming that an investor did not redeem shares, and delete the footnote under the existing Example. We note that the Class B shares have a 4.00% deferred sales charge.

Response:	The Registrant believes that the footnote to the Example table appropriately discloses the difference in expenses that a Class B shareholder would pay if he or she did not redeem shares. Instruction 1(b) of Item 3 of Form N-1A states, “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” While the Registrant believes the footnote provides comparable information, the Prospectus will be revised in this instance to include a separate Example table reflecting expenses assuming that an investor did not redeem shares.

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Comment 6:	Please indicate in the “Principal Strategies” section that the Fund is a “government money market fund” as defined in, or interpreted under, Rule 2a-7 under the Investment Company Act of 1940 (the “1940 Act”).

Response:	Rule 2a-7 and Rule 35d-1 (“Names Rule”) do not require that a government money market fund state that it is a “government money market fund” in its principal strategies. Rule 2a-7(a)(14) defines a “government money market fund” as a fund that invests 99.5% or more of its total assets in cash, U.S. Government securities, and repurchase agreements that are collateralized fully by U.S. Government securities or cash. The Registrant includes this investment requirement in its principal strategies. The Registrant also includes the 80% test under the Names Rule in its principal strategies because the Fund’s name includes the term “government”. The Prospectus has not been revised in response to this comment.

Comment 7:	In the third sentence of the fourth paragraph in the “Principal Strategies” section please delete the reference “unless otherwise permitted by Rule 2a-7” or describe the circumstances under which investments may have maturities of more than 397 days.

Response:	The Registrant notes that Rule 2a-7 contains various maturity shortening provisions on which a fund may rely in connection with specific investments. The Registrant believes that the cited clause adequately addresses the availability of those provisions on which it may rely from time to time in connection with specific investments. The Prospectus has not been revised in response to this comment.

Comment 8:	In the third sentence of the fourth paragraph in the “Principal Strategies” section please replace the disclosure stating “(ii) a weighted average maturity that does not exceed 60 days” with “(ii) a dollar weighted average maturity of no more than 60 days”.

Response:	The Prospectus has been revised in response to this comment.

Comment 9:	In the third sentence of the fourth paragraph in the “Principal Strategies” section please replace the disclosure stating “(iii) a weighted average life that does not exceed 120 days” with “(ii) a dollar weighted average life to maturity of no more than 120 days”.

Response:	The Prospectus has been revised in response to this comment.

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Comment 10:	The “Principal Strategies” section includes the following disclosure:

For purposes of calculating weighted average maturity, the maturity of an adjustable rate security generally will be the period remaining until its next interest rate adjustment. For purposes of calculating weighted average life, the life of an adjustable rate security will be its stated final maturity, without regard to interest rate adjustments.

Please review these two sentences for accuracy. Please also provide a supplemental explanation of your rationale for these sentences (see Money Market Fund Reform Rel. No. 33-9616, July 23, 2014 at Section III.M and Rule 2a-7(d)). In the alternative, please delete these sentences.

Response:	The Prospectus has been revised to delete these sentences.

Comment 11:	Please clarify the meaning of “when-issued securities” in the “Principal Strategies” section. For example, do these securities meet the requirements of Rule 2a-7?

Response:	The Prospectus has been revised to state that the Fund may invest in when-issued securities related to the types of securities in which it is permitted to invest.

Comment 12:	Consider including the following risk factors in the “Principal Risks” section: 1) call risk, 2) counterparty credit risk (relating to counterparties and repurchase agreements), 3) low short term interest rate risk (relating to risks in relation to the low historic interest rates and inability of income to pay Fund expenses and daily dividends and the possibility of negative yields), 4) market risk, 5) repurchase agreement risk, 6) U.S. Government securities risk (describing the risks relating to the different types of government securities in which the Fund invests and the levels of government support, if any (e.g., government sponsored entities)).

Response:	The Registrant has reviewed its risk disclosures and believes that the Fund’s risks are sufficiently addressed under “Principal Risks”. For example, the Registrant notes that counterparty credit risk and repurchase agreement risk is addressed in “credit risk”. Nonetheless, in response to your comment, Registrant has expanded disclosure regarding credit risk and interest rate risk.

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Comment 13:	In the introductory paragraph in the “Bar Chart and Performance Information” section, please explain in the disclosure that the returns are for a class (Class AB) that is not presented in the Prospectus that would have substantially similar annual returns to the Class B shares because the Class B shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Response:	The “Bar Chart and Performance Information” section has been revised to include disclosure comparable to that provided in this comment in a footnote to the Performance Table.

Comment 14:	Pursuant to Instruction 1(a) of Item 4 of Form N-1A, if Class AB shares are sold subject to a sales charge, please state that sales loads are not reflected in the bar chart and that if these amounts were reflected, returns would be less than those shown.

Response:	Class AB shares are not subject to sales charges. The Prospectus has not been revised in response to this comment.

Comment 15:	Pursuant to Instruction 3(b) of Item 4 of Form N-1A, in the “Performance Table” section, please show returns for Class AB, rather than returns for Class B, and delete the accompanying footnote.

Response:	The Prospectus has been revised in response to this comment.

Comment 16:	In the “Tax Information” section, please consider including disclosure indicating that investments held through 401(k) plans and individual retirement plans or other tax-advantaged plans would not be subject to the type of taxes described in the disclosure.

Response:	The Registrant believes that the disclosure in the “Tax Information” section complies with the requirements of Item 7 of Form N-1A. The Prospectus has not been revised in response to this comment.

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Additional Information

Comment 17:	This Prospectus does not contain Item 9 disclosure as required by Form N-1A. Please include the disclosure required by Item 9. In preparing your disclosure, please review the Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08, June 2014.

Response:	The Fund’s principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat the disclosure in response to Item 9. The Prospectus provides information on portfolio holdings in response to Item 9(d) in the “General Information” section.

Investing in the Fund

Comment 18:	Please describe what constitutes “proper form” in an appropriate place in the Prospectus.

Response:	The Registrant believes that the term “proper form” reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. The Prospectus has not been revised in response to this comment.

Comment 19:	The section “How to Buy Shares—Class B Shares—Shares Available to Retail Investors” states:

Class B shares may only be purchased (i) by existing Class B shareholders, (ii) through exchange of Class B shares from another AB Mutual Fund, or (iii) as otherwise described below.

Please revise this statement for accuracy or clarify in the disclosure the identity of these other existing Class B shareholders as we believe that Class B is a new class of the Fund.

Response:	The purpose of the amendment to the Fund’s registration statement filed under Rule 485(a) is to register Class B shares of the Fund, which will be distributed to existing Class B shareholders of AB Government Exchange Reserves (“Exchange Reserves”) in the proposed acquisition of Exchange Reserves by the Fund, which is expected to be completed on or about November 10, 2017. In filing this amendment to the registration statement, the Registrant is required under Item 11(b) of Form N-1A to describe the procedures for purchasing the Fund’s shares. The Registrant believes the referenced disclosure accurately describes the shareholders to which Class B shares will be available for purchase once they are offered. The Class B shares will be included in a multi-class Prospectus for the Fund, and, until they are offered, the cover page and summary information section of the Prospectus will state that Class B shares are not currently offered for sale.

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Comment 20:	The section “How to Buy Shares—Class B Shares—Shares Available to Retail Investors” states, “Exchanges also may be made at other times of an investor’s choosing.” Please clarify the meaning of this disclosure.

Response:	The Prospectus has been revised to delete the cited disclosure.

Comment 21:	The section “How to Buy Shares—Other Purchase Information” states, that a broker or financial intermediary may submit purchase requests to the Fund “by a pre-arranged time” for an investor to receive the next-determined net asset value (“NAV”). Please specify the pre-arranged time to receive the next-determined NAV and the entity who determines that time.

Response:	The pre-arranged time is established by contract between the Fund (or its transfer agent or distributor) and each intermediary. These times may differ depending on the type of intermediary and its arrangements for reporting transactions. The Registrant believes the cited disclosure is appropriate and has not revised the Prospectus in response to this comment.

Comment 22:	The disclosure in the section “Class B Expenses” indicates that Class B shares will convert to Class A shares after 8 years. Assuming that this is a mandatory conversion, Item 12(c) of Form N-1A requires you to provide the disclosure required by Items 12(a) and 12(b) of Form N-1A for the Class A shares. Please revise the Prospectus accordingly.

Response:	The Prospectus has been revised in response to this comment.

Comment 23:	Please also provide disclosure responsive to Item 12(a)(5) of Form N-1A such as whether the Fund makes certain information available free of charge on or through its website or an explanation of why such information is not available. Note that Item 12(a)(5) references Items 12(a)(1) through (4) and Item 23(a) of Form N-1A.

Response:	The Prospectus has been revised in response to this comment.

Comment 24:	Because the Prospectus also references Class AB shares, please include a discussion of the Rule 12b-1 fees associated with Class AB shares if appropriate in the section “Class B Expenses—Asset-Based Sales Charges or Distribution and/or Service (Rule 12b-1) Fees”.

Response:	Class AB shares are not subject to a distribution and/or service (Rule 12b-1) fee. The Prospectus has not been revised in response to this comment.

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Comment 25:	Please revise the first paragraph in the section “Class B Expenses—Sales Charges—Class B Shares” per Comment 19, and make conforming changes throughout the Prospectus.

Response:	Please see response to Comment 19.

Comment 26:	Please review the list of CDSC waivers in the section “CDSC Waivers and Other Programs—CDSC Waivers” against the list of CDSC waivers on page 33 of the SAI for consistency, and revise as necessary. For example, the SAI includes a CDSC waiver relating to termination of a trust upon the death of the trustor/grantor, beneficiary or trustee.

Response:	The Registrant notes that the list of CDSC waivers reflected in the Prospectus is abbreviated based on the most common waivers applicable. A reference has been added to the Prospectus disclosure to refer to the SAI for a list of additional transactions eligible for the CDSC waiver.

Comment 27:	Please delete the reference to “among others” in the introductory sentence in the section “CDSC Waivers and Other Programs—CDSC Waivers” and describe all circumstances in which CDSCs will be waived, as required by Item 12 of Form N-1A.

Response:	Please see response to Comment 26.

Comment 28:	The section “CDSC Waivers and Other Programs—CDSC Waivers” states “[y]our financial intermediary may have different policies and procedures regarding eligibility for CDSC Waivers.” Please note that Item 12(a)(2) requires all sales load variations to be disclosed with specificity in the Prospectus, or sales load variations may be disclosed in an appendix to the Prospectus. Please review IM Guidance Update 2016-06 and related FAQs for specific disclosure requirements.

Response:	The Prospectus has been revised to add disclosure referring to Appendix B—Financial Intermediary Waivers, which discloses sales load variations applicable to shareholders purchasing shares through a Merrill Lynch platform.

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Comment 29:	Per Item 11(c)(7) of Form N-1A, in the section “How to Sell or Redeem Shares” please disclose the number of days following the receipt of a shareholder redemption request in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders. Please also disclose the typical number of days or range of days that the Fund expects to pay redemption proceeds if the number of days will differ by method of payment, such as by check, wire or automated clearing house.

Response:	The Registrant believes the disclosure in the section “How to Sell or Redeem Shares” complies with Item 11(c)(7). The Prospectus has not been revised in response to this comment.

Comment 30:	In the section “How to Sell or Redeem Shares” the fifth paragraph begins, “The Portfolio expects…”. Per Item 11(c)(8) of Form N-1A, this should state, “The Portfolio typically expects…”.

Response:

The Registrant believes the cited disclosure complies with Item 11(c)(8) of Form N-1A, which requires disclosure of the “methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly . . .”  The Registrant believes the reference to “under normal circumstances” in the cited disclosure appropriately describes the regularity of the method described to meet redemption requests. The Prospectus has not been revised in response to this comment.

Comment 31:	In the section “How to Sell or Redeem Shares” the third sentence of the fifth paragraph begins “Under certain circumstances…”. Please describe these other circumstances.

Response:	The cited sentence states, “[u]nder certain circumstances, including stressed market conditions…”. The Registrant believes that the reference to stressed market conditions appropriately describes the circumstances under which the Registrant may use the methods described to meet redemption requests, in accordance with Item 11(c)(8) of Form N-1A. The Prospectus has not been revised in response to this comment.

Comment 32:	The section “How to Sell or Redeem Shares” discussed in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 323115, October 11, 2016 at 294).

Response:	The Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A, but will consider additional disclosure for future filings.

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Comment 33:	The section “How to Sell or Redeem Shares” states that the Fund reserves the right to redeem shares of any investor that ceases to be a qualified investor, as determined by the Adviser. Describe with specificity the circumstances under which an investor ceases to be a qualified investor as may be determined by the Adviser.

Response:	The Prospectus has been revised to remove the cited disclosure.

Dividends, Distributions and Taxes

Comment 34:	Per Item 11(d) of Form N-1A, disclose whether shareholders have the option of receiving dividends in cash. We note this disclosure appears in the SAI.

Response:	The Prospectus has been revised to refer to an investor’s options in addition to the automatic reinvestment of dividends. The section “Investing in the Portfolio—CDSC Waivers and Other Programs—Dividend Reinvestment Program” describes the options that shareholders have as to the receipt of dividends or distributions.

Comment 35:	Per Item 11(f) of Form N-1A, please describe the tax consequences of an exchange of the Fund’s shares for shares of another fund. We note that this disclosure appears in the SAI.

Response:	The Prospectus section “How to Exchange Shares” has been revised in response to this comment.

Comment 36:	Please also consider adding disclosure regarding the 3.8% Medicare contribution tax and the Foreign Accounting Tax Compliance Act.

Response:	Disclosure regarding the 3.8% Medicare contribution tax and the Foreign Accounting Tax Compliance Act is not required by Form N-1A. The Prospectus has not been revised in response to this comment.

Comment 37:	Please disclose whether the Fund uses the amortized cost method or penny rounding method of valuation and related consequences.

Response:	The Prospectus discloses that the Fund values its securities at their amortized cost in the section “Investing in the Portfolio—How the Portfolio Values its Shares”. The Prospectus has not been revised in response to this comment.

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Financial Highlights

Comment 38:	Please provide financial highlights for at least one existing share class of the Fund.

Response:	The Prospectus has been revised in response to this comment.

SAI

Comment 39:	Review and confirm that the dates used in the SAI match those required by Items 17 through 20 of Form N-1A – e.g., calendar year versus fiscal year.

Response:	The Registrant will ensure the correct dates are used.

Comment 40:	In the third sentence of the second paragraph under the section “Investment Objective, Policies and Restrictions”, please replace the term “net” with “total” per Rule 2a-7(a)(16).

Response:	The SAI has been revised in response to this comment.

Comment 41:	The fifth paragraph in the section “Investment Objective, Policies and Restrictions” states:

For purposes of calculating weighted average maturity, the maturity of an adjustable rate security generally will be the period remaining until its next interest rate adjustment. For purposes of calculating weighted average life, the life of an adjustable rate security will be its stated final maturity, without regard to interest rate adjustments, unless permitted by Rule 2a-7.

Please confirm that all disclosure relating to the Fund’s investments, related restrictions and general information relating to money market funds complies with Rule 2a-7 as indicated by the SAI disclosure.

Response:	The Registrant has reviewed and believes that disclosure relating to the Fund’s investments, related restrictions and general information relating to money market funds complies with Rule 2a-7. The cited disclosure has been deleted from the Prospectus as noted in the response to Comment 10, but will be retained in revised form in the SAI, as the Registrant believes the disclosure is relevant to the Fund. The disclosure refers to the provisions in Rule 2a-7(i)(1) and Rule 2a-7(d)(iii).

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Comment 42:	In the second paragraph under the section “Investment Objective, Policies and Restrictions—Portfolio Policies”, please replace the term “net” with “total” per Rule 2a-7(a)(16).

Response:	The SAI has been revised in response to this comment.

Comment 43:	In the section “Investment Objective, Policies and Restrictions—Portfolio Policies”, please also disclose that the Fund has a policy to invest at least 80% of its net assets in U.S. Government securities and repurchase agreements that are collateralized by U.S. Government securities.

Response:	The SAI has been revised in response to this comment.

Comment 44:	In the section “Investment Objective, Policies and Restrictions—Floating and Variable Rate Obligations”, please clarify the issuers of the floating rate and variable rate obligations and disclose why they are eligible investments for a Rule 2a-7 money market fund.

Response:	The SAI has been revised in response to this comment.

Comment 45:	In the section “Investment Objective, Policies and Restrictions—General”, please disclose the types of investments that the Fund may make while assuming a temporary defensive position, if applicable.

Response:	This disclosure is not applicable to the Fund.

Comment 46:	Provide narrative disclosure in the “Investment Restrictions” section explaining the 1940 Act requirements for borrowing, loans and senior securities.

Response:	The Registrant believes that the disclosure appropriately reflects its fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI has not been revised in response to this comment.

Comment 47:	In the “Investment Restrictions” section, replace the disclosure “may purchase or sell commodities or options thereon to the extent permitted by applicable law” with “may purchase or sell commodities or options thereon to the extent permitted by the 1940 Act and the rules and regulations thereunder”.

Response:	The Registrant believes that the disclosure appropriately reflects the fundamental investment policy as approved by its Board of Directors. The SAI has not been revised in response to this comment.

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Comment 48:	Per Item 17(b)(5) of Form N-1A, please state the amount of securities of each class of shares of the Adviser or principal underwriter and/or an affiliate of either entity owned by an independent Director or his or her immediate family for the most recent calendar year.

Response:	No independent Directors or their immediate family members owned securities of the Adviser or principal underwriter during the most recent calendar year. The SAI has not been revised in response to this comment.

Comment 49:	Please disclose whether the Fund and its principal underwriter have adopted a code of ethics as required disclosure with respect to Item 17(e) of Form N-1A. Please also clarify whether the Adviser’s code of business conduct and ethics and other code of ethics adopted by the Fund and its principal underwriter are adopted pursuant to Rule 17j-1 of the 1940 Act.

Response:	The Instruction to Item 17(e) states that a fund that is not required to adopt a code of ethics under Rule 17j-1 of the 1940 Act is not required to respond to Item 17(e). Rule 17j-1(c)(i) provides that a money market fund is not required to adopt a code of ethics under Rule 17j-1. The SAI has not been revised in response to this comment.

Comment 50:	Per Item 19(g) of Form N-1A, please disclose the dollar amount and the manner in which amounts paid by the Fund under the distribution plan during the last fiscal year were spent on the list of items enumerated in Item 19(g)(1)(i-vii).

Response:	The Fund did not offer any share classes subject to a distribution service fee during the last fiscal year. The SAI has not been revised in response to this comment.

Comment 51:	In the “General Information” section, please indicate that the Fund is diversified, if accurate.

Response:	The SAI discloses that the Fund is diversified, as a matter of fundamental policy, in the section “Investment Restrictions”. The SAI has not been revised in response to this comment.

Comment 52:	If applicable, please provide information on the Fund’s proxy voting policies as required by Item 17(f) of Form N-1A. We note that proxy voting policies and procedures are not required where a fund invests exclusively in non-voting securities. Not that this requirement may be satisfied by including a copy of the proxy voting policies and procedures with the registration statement.

Response:	The Fund invests exclusively in non-voting securities; therefore, information on proxy voting policies and procedures has not been included in the registration statement. The SAI has not been revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Anna C. Weigand Anna C. Weigand

cc:	Nancy Hay, Esq. Emilie D. Wrapp, Esq. Paul M. Miller, Esq.

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